Exhibit 3.1(b)
Amendment to Articles of Incorporation of
Ohio State Bancshares, Inc.
SEVENTH: Shareholders of the Corporation shall not have the preemptive right to purchase additional shares when issued by the Corporation.
NINTH: Shareholders of the Corporation shall not have the right to cumulate their votes in the election of directors.